SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  -------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                         for the month of November 2002

                                  -------------

                          ENGEL GENERAL DEVELOPERS LTD.
                 (Translation of Registrant's Name Into English)

                66 Ha'Histradrut Avenue, Haifa Bay 32960, Israel
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F    |X|       Form 40-F     |_|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                          Yes          |_|       No            |X|

     Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's proxy statement, distributed to the Registrant's shareholders on or about November 26, 2002.

     Attached hereto as Exhibit 2 and incorporated by reference herein is a form of proxy card distributed to the Registrant's shareholders on or about Novemebr 26, 2002.

                                    SIGNATURE
                                    ---------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        ENGEL GENERAL DEVELOPERS LTD.
                                        (Registrant)


                                        By:  /s/ Yaakov Engel
                                             -----------------------------------
                                             Name:  Yaakov Engel
                                             Title:  Chief Executive Officer

Dated:  November 26, 2002

                                  EXHIBIT INDEX

Exhibit Number                      Description
--------------                      -----------

      1.                 Proxy statement.

      2.                 Proxy card.

                                    EXHIBIT 1

                          Engel General Developers Ltd.

                                                        November 18, 2002


Dear Fellow Shareholder,

You are cordially invited to attend the Engel General Developers Ltd. (the "Company") Annual General Meeting of Shareholders (the "Meeting") to be held on December 22, 2002, at 10:00 a.m. Israel time, at the Company's offices at 66 Hahistadrut Ave., Haifa, Israel.

The purposes of the Meeting are to elect directors and fix their remuneration; to approve the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2001; to re-appoint the Company's auditors and authorize the Board of Directors to fix their remuneration; to approve the replacement of Yaakov Engel's employment agreement by a management agreement with a company controlled by Mr. Engel; to extend Mr. Engel's position as both the Company's chairman of the board and its chief executive officer and to consider and act upon such other business as may properly come before the Meeting or any adjournment thereof.

For the reasons set forth in the accompanying proxy statement, the Board of Directors recommends that you vote "FOR" proposals 1 through 6, as specified on the enclosed form of proxy.

At the Meeting, management will also report on the affairs of the Company and a discussion period will be provided for questions and comments of general interest to shareholders.

We look forward to greeting personally those shareholders who are able to be present at the Meeting; however, whether or not you plan to attend the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to sign, date and mail the enclosed proxy in the envelope provided at your earliest convenience, so that it will be received by the Company, or by the Company's transfer agent, not later than forty-eight hours before the Meeting.

Thank you for your cooperation.


                                        Very truly yours,


                                        Yaakov Engel
                                        Chairman of the Board of Directors,
                                        President and Chief Executive Officer

                                 PROXY STATEMENT
                                 ---------------

This Proxy Statement is furnished to the holders of Class A Ordinary Shares, NIS
0.1 nominal value each (the "Class A Ordinary Shares"), and to the holders of Class B Ordinary Shares, NIS 0.1 nominal value each (the "Class B Ordinary Shares", and, collectively with the Class A Ordinary Shares, the "Ordinary Shares"), of Engel General Developers Ltd. (the "Company") in connection with the solicitation by the Board of Directors of the Company of proxies for use at the Annual General Meeting of Shareholders (the "Meeting") to be held on December 22, 2002, at 10:00 a.m. local time, or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders.

It is proposed that the shareholders adopt resolutions concerning the following matters at the Meeting: (i) re-appointment of the Company's current directors, other than the External Directors, for another term and the fixing of the directors' remuneration; (ii) re-appointment of the Company's External Directors under the Israeli Companies Law, 1999, until March 30, 2006 (iii) approval of the Audited Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2001; (iv) re-appointment of Brightman Almagor & Co., CPA (Israel) (a member of Deloitte Touche Tohmatsu) as the auditors of the Company and authorization of the Board of Directors to fix their remuneration; (v) The replacement of the employment agreement between the Company and Mr. Yaakov Engel, the Company's President, Chairman of the Board and CEO, with a management services agreement with a company controlled by Mr. Engel; (vi) Extension of Mr. Yaakov Engel's appointment as both the Company's CEO and Chairman of the Board until December 31, 2005;

The Company is unaware at this time of any other matter that will come before the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons designated as proxies to vote in accordance with their judgment on such matters. Ordinary Shares represented by executed and non-revoked proxies may be voted by such proxies.

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or a duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any properly executed proxy in the enclosed form, which is received by the Company or its transfer agent at least 48 hours prior to the Meeting, will be voted in favor of all the matters to be presented at the Meeting, as described above. On all matters considered at the Meeting, abstentions and broker non-voters will not be treated as either a vote "for" or "against" the matter, although they will be counted to determine if a quorum is present.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on November 20, 2002, will be entitled to notice of, and to vote at, the Meeting.

Proxies are being mailed to shareholders on or about November 22, 2002, and will be solicited primarily by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy material, and will reimburse the reasonable expenses of brokerage firms and any other entities for forwarding material to the beneficial owners of Ordinary Shares.

The Company had outstanding on November 15, 2002, 3,600,000 Class A Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting, and 5,000,000 Class B Ordinary Shares, each of which is entitled to five votes upon each of the matters to be presented at the Meeting. Holders of Class A Ordinary Shares and Class B Ordinary Shares will vote together as a single class on all matters submitted to the Meeting. No less than two shareholders, present in person or by proxy, holding together more than one third (1/3) of the voting power of the outstanding share capital conferring a right to vote and entitled to vote, will constitute a quorum at the Meeting.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for approval of all proposals submitted to the Meeting, except for items (ii) and (vi), which require a special majority, as detailed under "Item 2" and "Item 6". Yaakov Engel Construction Enterprise Company Ltd. ("YEC") beneficially owns approximately 87.7% of the aggregate votes that may be cast at the Meeting. Accordingly, the affirmative vote of YEC is sufficient to adopt all of the proposed resolutions, except for the proposed resolutions in items (ii) and (vi) herein, which require a special majority, as described above and hereinafter. YEC has advised the Company that it intends to vote all of its shares in favor of all such proposals.

                      BENEFICIAL OWNERSHIP OF SECURITIES BY
                    CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, to the best of the Company's knowledge, as of November 15, the number of Ordinary Shares owned by (i) all shareholders known by the Company to beneficially own(1) five percent (5%) or more of the Company's Ordinary Shares, and (ii) all directors and officers of the Company as a group:


       Title of Class                           Name                           Amount             Percentage
       --------------                           ----                           ------             ----------
                                                                            Beneficially           of class
                                                                            ------------           --------
                                                                               Owned
                                                                               -----
  Class A Ordinary Shares        Friedman, Billings, Ramsey Group,             1,119,450             31.09%
                                              Inc.(2)
  Class A Ordinary Shares         Yaakov Engel Construction Enterprise
                                            Company Ltd.(3)                       75,000              2.08%
  Class A Ordinary Shares                   Ya'akov Engel(3)                   1,448,476             40.24%
  Class A Ordinary Shares                    Zohar Levy(4)                       719,569             19.99%
  Class A Ordinary Shares      All directors and officers as a group (3)       2,243,045              62.3%
  Class B Ordinary Shares        Ya'akov Engel Construction Enterprise         5,000,000               100%
                                        Company Ltd. ("YEC")(3)
  Class B Ordinary Shares       All directors and officers as a group(3)       5,000,000               100%


--------------------
(1) As used herein, the term beneficial ownership with respect to a security is defined by Rule 13d-3 under the Exchange Act, as consisting of sole or shared voting power (including the power to vote or direct the vote) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to the security through any contract, arrangement, understanding, relationship, or otherwise, including a right to acquire such power(s) during the next 60 days. Unless otherwise noted, beneficial ownership consists of sole ownership, voting, and investment power with respect to all Ordinary Shares shown as beneficially owned by them.
(2) To the Company's knowledge, these shareholders are affiliated with Friedman, Billings, Ramsey & Co., Inc. The information contained herein with respect to these shares has been obtained from an amendment number 10 to Schedule 13G/A, dated August 30, 2002, filed by Friedman, Billings, Ramsey Group, Inc. Based upon information included in such amendment number 10 to Schedule 13G/A, the Company believes that Mr. Friedman directly beneficially owns 300 Class A Ordinary Shares; that Mr. Friedman may be deemed to indirectly beneficially own additional 1,119,150 Class A Ordinary Shares by virtue of his "control" position as chairman and Co-Chief Executive Officer of Friedman, Billings, Ramsey Group, Inc., which together with its affiliates is the beneficial owner of such shares.
(3) Including shares beneficially owned by Messrs. Engel and Levy. Mr. Ya'akov Engel, the Company's Chairman of the Board, Chief Executive Officer and President, owns approximately 61.8% of the outstanding ordinary shares of YEC (64.2% on a fully diluted basis) and is the Chief Executive Officer of YEC, and therefore may be deemed the beneficial owner of the shares owned directly by YEC. Mr. Engel disclaims ownership of these shares.
(4) Mr. Zohar Levy is our Chief Financial Officer and Mr. Ya'akov Engel's son-in-law.

ITEM 1 - ELECTION OF DIRECTORS AND THE FIXING OF THEIR REMUNERATION

At the Meeting, Messrs. Engel, Katz and Yisraeli are to be re-elected as directors of the Company. Unless specifically instructed to the contrary, it is the intention of the persons named in the proxy to vote for the election of the nominees named below, all of whom currently serve as directors of the Company. Messrs. Engel, Katz and Yisraeli are each to hold office until the next Annual General Meeting of Shareholders, unless their office is vacated earlier.

The Company is not aware of any reason why any of the nominees, if re-elected, should be unable to serve as a director. If any of the nominees should be unable to serve, the proxies will be voted for the election of such other person as shall be determined by the person named in the proxy in accordance with such person's judgment. The nominees, their respective ages, their present principal occupations or employment, the year in which each first became a director and the number of shares beneficially owned by each on June 30, 2002, are as follows:


                                                             Year First
                                 Principal Occupation or      Became a
     Nominees             Age            Employment            Director            Beneficial Ownership of Shares
     --------             ---            ----------            --------            ------------------------------
                                                                                   No. of Shares         Voting Power
Yaakov Engel(1)           54        Chairman of the Board,      1977             5,000,000 Class B
                                       President and Chief                      Ordinary Shares and
                                  Executive Officer of the                       1,523,476 Class A
                                                   Company                        Ordinary Shares            92.7%

Yitzhak Katz              73        President of Dar Plast      1997                  -                        -
                                     Ltd. and Y. Katz Ltd.

Yaakov Yisraeli(2)        82                Civil engineer      1999                  -                        -


--------------------
(1) Represents Ordinary Shares owned by YEC, of which Mr. Engel holds 61.8% of the outstanding ordinary shares, and by a company wholly owned by Mr. Yaakov Engel.
(2) Independent Director and Member of the Audit Committee of the Board of Directors of the Company.

Yaakov Engel founded the Company in 1977 and has been its Chairman of the Board, Chief Executive Officer and President since such date. Mr. Engel also serves as Chief Executive Officer and a director of substantially all of the Engel Group companies. Mr. Engel is also Chairman of the Board of A.C.S. - Tech80 Ltd. He received a B.Sc. in Mechanics from the Technion Israel Institute of Technology.

Yitzhak Katz has been a director of the Company since June 1997. Since the 1970's, Mr. Katz has been President of Dar Plast Ltd. and Y. Katz Ltd., companies which export plastic products throughout the world. He is also a director of YEC and Engel Trade Centers Ltd. ("ETC") and affiliated companies. Mr. Katz is Mr. Engel's father-in-law.

Yaakov Yisraeli has been a director of the Company since October 1999. Mr. Yisraeli is a civil engineer and currently engages in providing engineering services.

Remuneration

Directors who are employees of the Company receive no compensation for serving on the Board. Directors who are not employed by the Company will receive an annual fee of NIS 10,000.

Alternate Directors

The Company's Amended and Restated Articles of Association provide that any director may appoint, by written notice to the Company, any individual to serve as an alternate director, subject to the approval of the Board of Directors. The Companies Law forbids a director of the Company or an alternate director to act as an alternate for another director. Any alternate director will have all of the rights and obligations of the director appointing him or her (subject to the provisions of the letter appointing him or her), except the power to appoint an alternate director and the right to receive remuneration as a director. The alternate director may not act at a meeting at which the director appointing him or her is present. Unless otherwise authorized by a special resolution of the Company's shareholders, the alternate director's term will not be for an indefinite time, but will expire when the appointing director ceases to be a director of the Company, when the appointing director terminates the appointment of the alternate director, or when an event occurs which results in the termination of the alternate director's appointment by reason of disqualification pursuant to the Amended and Restated Articles of Association of the Company.

Independent  Directors;  External  Directors

Independent Directors. Pursuant to the listing requirements of the NASDAQ SmallCap(R) Market, the Company is required to appoint three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise, as well as an audit committee, consisting of all independent directors. The responsibilities of our audit committee include, but are not limited to, reviewing the scope and results of the audits conducted by our auditors. A failure to comply with these requirements may result in the delisting of our Ordinary Shares from the NASDAQ SmallCap(R) Market. Messrs. Yisraeli, Franco, and Reifer currently serve as our independent directors and are the members of our audit committee.

External Directors. Under the Companies Law, a company is required to appoint at least two external directors (the "External Directors") who have been elected in the general meeting of the company's shareholders. The Companies Law details certain standards for the independence of the External Directors. These directors must be unaffiliated with the company or its controlling shareholders. Under the Companies Law, an External Director is appointed for a term of three consecutive years, and may be re-appointed for one additional three-year term.

Pursuant to regulations promulgated under the Companies Law, incumbent Independent Directors of a company whose shares are listed on a foreign exchange or quoted on a foreign automatic quotation systems (such as NASDAQ), are deemed duly appointed External Directors. Messrs. Reifer and Franco are deemed External Directors under the Companies Law. For the re-election of Messrs. Reifer and Franco as External Directors for a second term - see Item 2 below.

According to the Companies Law, a company is required to appoint an audit committee, comprised of at least three directors, including all of the External Directors (the "Audit Committee"), as well as an internal controller (in accordance with the proposal of the Audit Committee).

The appointment of the External Directors requires the affirmative vote of the majority of the shares represented at the meeting, provided that either:

     o the majority of shares voted at the meeting includes at least one third of the shares of non-controlling shareholders voted at the meeting; or
     o the total number of shares of non-controlling shareholders that voted against the appointment does not exceed one percent of the aggregate voting rights in the Company.

The Board of Directors recommends a vote FOR all the nominees to the Board of Directors and for the payment of an annual fee of NIS 10,000 to directors who are not employees of the Company.

                     ITEM 2 - ELECTION OF EXTERNAL DIRECTORS
                      AND THE FIXING OF THEIR REMUNERATION

At the Meeting, Messrs. Reifer and Franco are to be re-elected as directors of the Company as its External Directors, as required pursuant to the Israeli Companies Law, 1999. Unless specifically instructed to the contrary, it is the intention of the persons named in the proxy to vote for the election of the nominees named below, all of whom currently serve as directors of the Company. Messrs. Reifer and Franco are each to hold office until March 30, 2006, unless their office is vacated earlier.
Both Mr. Franco and Mr. Reifer serve and will continue to serve on the Company's audit committee. The Company is not aware of any reason why any of the nominees, if re-elected, should be unable to serve as a director. If any of the nominees should be unable to serve, the proxies will be voted for the election of such other person as shall be determined by the person named in the proxy in accordance with such person's judgment. The nominees, their respective ages, their present principal occupations or employment, the year in which each first became a director and the number of shares beneficially owned by each on June 30, 2002, are as follows:


                                                              Year First
                                 Principal Occupation          Became a
        Nominees          Age        or Employment             Director         Beneficial Ownership of Shares
        --------          ---        -------------             --------         ------------------------------
                                                                               No. of Shares      Voting Power
Victor Franco(1)          76    Retired                         1997                -                  -
William Reifer(1)         43    Independent Consultant          1997                -                  -


--------------------
(1) External Directors, as required under the Israeli Companies Law, 1999 (the "Companies Law") -see Item 1 above.

Victor Franco has been a director of the Company since June 1997. Mr. Franco was the general manager of several branches of Bank Leumi of Israel Ltd. from 1967 until his retirement in 1984.

William Reifer has been a director of the Company since November 1997. Mr. Reifer has been an independent consultant since 1992. Prior to becoming an independent consultant, he was an analyst with Salomon Brothers and Dean Witter. Mr. Reifer received a Bachelor's degree in accounting and a Master's degree in economics from Queens College.

The appointment of External Directors requires the affirmative vote of a majority of the voting power represented and voted at the meeting, which must include at least one third (1/3) of the votes represented and voted at the meeting which are not the votes of the controlling shareholder of the Company or affiliated thereto.

The Board of Directors recommends a vote FOR all the nominees for External Directors to the Board of Directors and for the payment of an annual fee of NIS 10,000 to each of them.

       ITEM 3 - APPROVAL OF THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

The Company's audited consolidated financial statements for the year ended December 31, 2001, is being mailed to the Company's shareholders together with this Proxy Statement, but is not a part of the proxy solicitation material. At the Meeting, the Company's management will report on the 2001 financial results. The Board of Directors proposes that the following resolution be adopted:

"RESOLVED, that the Audited Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2001, be, and the same hereby are, approved in all respects."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

                ITEM 4 - RE-APPOINTMENT OF THE COMPANY'S AUDITORS

At the Meeting, Brightman Almagor & Co., CPA (Israel) (a member of Deloitte Touche Tohmatsu), will be nominated by the Board of Directors of the Company for appointment as auditors of the Company. The auditors have no relationship to the Company or with any affiliate of the Company, except as auditors.

The Board of Directors proposes that the following  resolution be adopted at the
Meeting:

"RESOLVED, that Brightman Almagor & Co., CPA (Israel) (a member of Deloitte Touche Tohmatsu) be, and they hereby are, re-appointed as auditors of the Company until the next Annual General Meeting of Shareholders; and that the Board of Directors be, and it hereby is, authorized to fix the remuneration of said auditors."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

            ITEM 5 - REPLACEMENT OF MR. ENGEL'S EMPLOYMENT AGREEMENT
                           WITH A MANAGEMENT AGREEMENT

Mr. Engel is currently employed by the Company as its President, Chairman of the Board and Chief Executive Officer, pursuant to an employment contract dated July 1997. Mr. Engel has elected, and the Company's board of directors has agreed, to discontinue Mr. Engel's engagement as an employee of the Company and to commence, effective as of April 1, 2002, with the provision of management services to the Company through a management company controlled by Mr. Engel. The management company will provide the Company with services equivalent to the services currently provided by Mr. Engel. Substantially all of the services of the management company will be provided by Mr. Yaakov Engel himself, which will continue to serve as the Company's President, Chairman of the Board and CEO. The management company will be entitled to a management fee substantially equal to the cost to the Company of Mr. Engel's last salary pursuant to his employment agreement. The Company's board of directors maintains that this transaction is not an "extraordinary transaction", as defined in the Companies Law. However, because the proposed transaction constitutes a certain change in the terms of Mr. Engel's engagement as a director of the Company, the transaction requires the approval by the general meeting of shareholders.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

   ITEM 6 - EXTENSION OF MR. ENGEL'S POSITION AS CHAIRMAN OF THE BOARD AND CEO

Mr. Yaakov Engel serves as the Company's President, Chairman of the Board and CEO since its inception. Since the Companies Law became effective in February 2000, a person may not serve as both chairman of the board and CEO unless so authorized by the general meeting, provided that such approval can be for a period of up to three years. In March 2000 the Company's general meeting approved the appointment of Mr. Engel to both positions. It is therefore proposed that Mr. Engel be appointed as the Company's for an additional period of three years until December 31, 2005.

The above resolution requires the affirmative vote of a majority of the voting power represented and voted at the meeting, which must include at least two thirds (2/3) of the votes represented and voted at the meeting which are not the votes of the controlling shareholder of the Company or affiliated thereto.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

                             ITEM 7 - OTHER BUSINESS

Management knows of no other business to be transacted at the Meeting, but if any other matters are properly presented at the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

                              SHAREHOLDER PROPOSALS

All shareholder proposals which are intended to be presented at the Annual General Meeting must be received by the Company no later than December 16, 2002.


                                        By Order of the Board of Directors,


                                        Yaakov Engel
                                        Chairman of the Board of Directors
                                        President and Chief Executive Officer

Date: November 18, 2002

                                    EXHIBIT 2



                         Please date, sign and mail your
                      proxy card back as soon as possible!

                     Annual General Meeting of Shareholders
                          ENGEL GENERAL DEVELOPERS LTD.

                                DECEMBER 22, 2002

A Please mark your A votes as in this example.

PROPOSAL 1:                                           FOR ALL  WITHHOLD
Re-election  of the named nominees to serve on the             AUTHORITY
Company's board of Directors and the fixing of their remuneration.*

NOMINEES:
*INSTRUCTIONS: To withhold authority to vote for any individual nominee, cross out such nominee's name.
                                                      FOR ALL  WITHHOLD
                                                               AUTHORITY
PROPOSAL 2:
Re-election of the named nominees to serve on the Company's Re-election of the named nominees board of directors as its External Directors and the fixing of their remuneration.*

NOMINEES: Victor Franco; William Reifer
*INSTRUCTIONS: To withhold authority to vote for any individual nominee, cross out such nominee's name.

Do you have a personal interest in the transaction    YES      NO
underlying Proposal 2 or are you a controlling shareholder of the Company or affiliated thereto?
(Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal 2).

PROPOSAL 3:
Approval  of the audited  consolidated  statements    FOR      AGAINST   ABSTAIN
for the year ended December 31, 2001

PROPOSAL 4:
Re-appointment   of  Brightman  Almagor  Co.,  CPA
(Isarael) (a member of Deloitte Touche Tohmatsu) as auditors of the company until the next annual general meeting of the Company's shareholders and authorization of the Company's board of directors to fix the remuneration of the auditors.

PROPOSAL  5:  Approval of the  replacement  of Mr.
Yaakov   Engel's   employment   agreement  with  a
management agreement between the Company and a Company controlled by Mr. Engel

Do you have a personal interest in the transaction    YES      NO
underlying Proposal 5 or are you a controlling shareholders of the Company or affiliated thereto?
(Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal 5.)

PROPOSAL  6:   Extension  of  Mr.  Yaakov  Engel's
position as both the Company's chairman of the board and chief executive officer until December
31, 2005.

Do you have a personal interest in the transaction    YES      NO
underlying Proposal 6 or are you a controlling shareholder of the Company or affiliated thereto?
(Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal 6.)



Signature:
          ---------------------------------------------------------------------
Date:
     --------------------------------------------------------------------------

IMPORTANT: Please sign exactly as your name appears above. Each joint owner should sign. Executors, administrators, trustees, etc. should indicate the capacity in which they sign. The above signed hereby acknowledges receipt of the Notice of Annual General Meeting of Shareholders and the Proxy Statement furnished herewith.

                          ENGEL GENERAL DEVELOPERS LTD.
            THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS FOR THE
              ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON
                                DECEMBER 22, 2002

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned hereby constitutes and appoint s Yaakov Engel, Zohar Levy and Izak Jakobinsky, and each of them, as agent and proxy for the undersigned, with full power of substitution, to vote with respect to all of the Ordinary Shares of Engel General Developers Lt d.
(the "Company"), standing in the name of the undersigned at the close of business on November 20, 2002, at the Annual General Meeting of Shareholders of the Comp any to be held at the Company's offices, 66 Ha'histadrut Avenue, Haifa, Israel, on Sunday , December 22, 2002, at 10: 00 a. m. (Israel time)and at any and all adjournment s thereof, with all power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given)to vote as follows.

The proxies are authorized to vote in their discretion on such other matters as may properly come before the meeting.

The shares represented by this proxy card will be voted in the manner directed. If no instructions to the contrary are indicated, the shares will be voted "FOR" Proposals 1 through 6, and in accordance with the discretion of the proxies on such other matters as may properly come before the meeting.

                   CONTINUED AND TO BE SIGNED ON REVERSE SIDE